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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 4, 2008

THUNDER MOUNTAIN GOLD
(Exact Name of Registrant as Specified in its Charter)

Idaho	**001-08429**	**91-1031075**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5248 W. Chinden, Boise, Idaho	**83714**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **208-658-1037**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (3-05)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Mr. Glaspey was appointed director on June 4, 2008. He has not been appointed to any committees. There was no arrangement or understanding between the director and any other person pursuant to which Mr. Glaspey was appointed director.

Item 8.01 Other Events

On June 6, 2008, the Registrant disseminated a release announcing that Mr. Doug Glaspey was appointed to the Board of Thunder Mountain Gold Inc. during its quarterly Board meeting. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference to such filing.

Item 9.01 Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Release, dated June 6, 2008.

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
        (Registrant)

 By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: June 9, 2008

Exhibit 99.1



THUNDER MOUNTAIN GOLD INC.

5248 W. Chinden Blvd.   *Telephone*: (208) 658-1037
Boise, Idaho 83714   *Fax:* (208) 322-5626

News Release

THUNDER MOUNTAIN GOLD APPOINTS DOUG GLASPEY
TO THE COMPANY`S BOARD

Boise, Idaho, June 6, 2008:   Thunder Mountain Gold, Inc. (OTCBB: THMG), today announced the appointment of Doug Glaspey to its Board of Directors at its quarterly Board meeting.

Mr. Glaspey is Chief Operating Officer, and Director of U.S. Geothermal Inc. – a Boise, Idaho-based renewable energy development company that is listed on the AMEX and TSX, and is currently operating geothermal power plants at Raft River, Idaho and San Emidio, Nevada. Mr. Glaspey is a metallurgical engineer with 29 years of operating and management experience. He holds a Bachelor of Science in Mineral Processing Engineering and an Associate of Science in Engineering Science. His experience includes public company management, mine production, planning and directing resource exploration programs, preparing feasibility studies and environmental permitting. Mr. Glaspey has held positions as president of U.S. Cobalt Inc. (a former TSX Venture Exchange listed company), project manager of Atlanta Gold Corporation of America Inc. (TSX), and president of Black Diamond Corporation, a private mineral exploration company.

Jim Collord, President of Thunder Mountain Gold, said of the addition of Mr. Glaspey to the Board, *"Doug brings a high level of expertise to our Board that will be valuable as we continue to grow our portfolio of precious metals properties, and further the development of South Mountain."*

About Thunder Mountain Gold, Inc.:

Thunder Mountain Gold is an exploration company focused on the generation of precious and base metal projects in the Western United States, Mexico, and Alaska. A 73-year-old company, Thunder Mountain Gold performs its own natural resource exploration and generates value for shareholders by aggressively developing high-grade, high-quality precious and base metal resources in politically stable mining regions.

Investor Relations: Eric Jones e-mail: eric@thundermountaingold.com
                        Jim Collord e-mail: jim@thundermountaingold.com

Forward-Looking Statements: Statements made which are not historical facts, such as anticipated production, exploration results, costs or sales performance are *"forward-looking statements"*, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, exploration project uncertainties, industrial minerals market conditions and project development risks. Refer to the Company's Periodic Filings for a more detailed discussion of factors that may impact expected future results. Thunder Mountain Gold undertakes no obligation to publicly update or revise any forward-looking statements.

Cautionary Note to Investors - The United States Securities and Exchange Commission ("SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.

Website: www.thundermountaingold.com   OCBB: **THMG.OB**